UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ashford Hospitality Prime, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044102 10 1

(CUSIP Number)

Montgomery J. Bennett

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044102 10 1	13D	Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Montgomery J. Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,221,624[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,221,624[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,624[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

[1]	Includes 982,925 Units of Limited Partnership Interests (“Units”) of Ashford Hospitality Prime Limited Partnership, the Issuer’s operating subsidiary. The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis).

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Schedule 13D

Item 1	Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Hospitality Prime, Inc., a Maryland corporation (the “Issuer”), and is being filed by Montgomery J. Bennett (the “Reporting Person”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2	Identity and Background

(a) Name. The name of the Reporting Person is Montgomery J. Bennett.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person is currently Chief Executive Officer of the Issuer and Chief Executive Officer of Ashford Hospitality Trust, Inc.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3	Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of 238,699 shares of Common Stock and 982,925 Units of limited partnership interests (“Units,” and together with the shares of Common Stock held by the Reporting Person, the “Securities”)) in Ashford Hospitality Prime Limited Partnership, the operating subsidiary of the Issuer (“Partnership”), held directly or indirectly by the Reporting Person. The Units are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis). The Securities reported herein were acquired by the Reporting Person in connection with the spin-off of the Issuer from Ashford Hospitality Trust, Inc. (the “Transaction”).

Item 4	Purpose of Transaction

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person’s position as Chief Executive Officer of the Issuer and a member of the Issuer’s Board of Directors, the Reporting Person may effect a

CUSIP NO. 044102 10 1	13D	Page 4 of 7

measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Units into shares of Common Stock, (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person’s future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

CUSIP NO. 044102 10 1	13D	Page 5 of 7

Item 5	Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 1,221,6242 shares of Common Stock (which includes 982,925 Units that are redeemable, on and after November 19, 2014, for cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis)), representing approximately 7.1% of the Issuer’s outstanding Common Stock.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. Other than the Securities received by the Reporting Person in connection with the Transaction, the Reporting Person has not effected any transactions in securities of the Issuer within the 60-day period immediately preceding the date hereof; provided, however, prior to the consummation of the Transaction, the Reporting Person donated shares of common stock of Ashford Hospitality Trust, Inc. to a charitable organization, which had the result of decreasing the number of shares of the Issuer’s common stock distributed to the Reporting Person upon consummation of the Transaction.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Cased to be a 5% Owner. Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

(a)	Certain affiliates of the Reporting Person, among others, are party to a Registration Rights Agreement with the Issuer, dated November 19, 2013, pursuant to which the Issuer has agreed to file a shelf registration statement with the Securities and Exchange Commission on or before November 19, 2014, and thereafter use its efforts to have such registration statement declared effective, covering the continuous resale of the shares of Common Stock issuable, at the Issuer’s option, to the limited partners of the Partnership upon redemption of the Units. The foregoing description of such Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement.

[2]	Includes 152,236 shares of Common Stock held directly by MJB Investments, LP, 71,663 shares of Common Stock held directly by Dartmore LP, 14,800 shares of Common Stock held directly by Reserve LP IV, 551,205 Units held directly by Dartmore LP, 102,500 Units held directly by Ashford Financial Corp., 85,000 Units held directly by the Reporting Person, 38,488 Units held directly by MJB Investments, LP, 119,473.6 Units held directly by Reserve LP IV, and 86,258.4 Units held directly by Reserve LP III. The Reporting Person exercises voting and dispositive control over the Securities held directly by MJB Investments, LP, Dartmore LP, Reserve LP IV, Reserve LP III and Ashford Financial Corp.

CUSIP NO. 044102 10 1	13D	Page 6 of 7

Item 7	Material to be filed as Exhibits

(1)	Registration Rights Agreement by and between the Issuer and certain holders of Units of the Partnership, dated November 19, 2013 (incorporated by reference to Exhibit 10.9 attached to the Current Report on Form 8-K of the Issuer, filed on or about November 25, 2013).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2013

/s/ MONTGOMERY J. BENNETT
Montgomery J. Bennett